UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

BCO Hydrocarbon Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

05536B 107
(CUSIP Number)

Jacqueline Danforth
International Securities Group Inc.
1530 9th Ave SE
Calgary, Alberta, T2G 0T7
(403) 693-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05536B 107

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Malcolm Albery

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	12,250,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	12,250,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	12,250,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	28.82%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value, of BCO Hydrocarbon Ltd. (the “Issuer”).  Its principal executive offices are located at 8520 NE 25th St, Clyde Hill, WA 98004-1645.

Item 2.	Identity and Background

(a) Name:

This statement is filed by Malcolm Albery (the “Reporting Person”).

(b)  Residence or Business Address:

The residence address of Malcolm Albery is – 920 Crescent Blvd S.W., Calgary, Alberta T2S 1L5.

(c)  Present Principal Occupation and Employment:

The principal occupation of the Reporting Person is a self-employed businessman and the name of the principal corporation by whom the Reporting Person  is employed is Zirco Inc. a corporation whose principal business is the sale of oil and gas services equipment with an address of 5614A Burbank Rd SE, Calgary, Alberta, T2H 1Z4.

(d)  Criminal Proceedings:

  During the last five (5) years, the Reporting Person  has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings:

 During the last five (5) years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding,  was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

The Reporting Person is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the purchase was deemed at $6,125 by way of a reduction in a promissory note between the Reporting Person and Daniel Brooks, a director and officer of the Issuer.  The source of funds for the purchase of the common stock was by way of a prior loan agreement between the Reporting Person Daniel Brooks.   The shares were a portion of the security of a promissory note between the Reporting Person and Mr. Brooks.

Item 4.	Purpose of Transaction

The Reporting Person is filing this Schedule 13D to report a private sale transaction as described in this report.  The Reporting Person purchased the shares based on his belief that BCO Hydrocarbon Ltd. was an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase of additional shares desirable, the Reporting Person may endeavor to increase his position in the Issuer through the purchase of shares on the open market or in private transactions.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

The Reporting Person has no present plans or proposals relating to the Issuer and has no plans to dispose of any of the shares of the Issuer at this time.

Item 5.                      Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of the date of this filing, the Reporting Person  holds a total of 12,250,000 shares of common stock of the Issuer directly in his name which represents 28.82% of a total of 42,750,000 issued and outstanding shares as of the date of this Schedule 13D.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)           Transactions within the Past 60 Days

During the 60 sixty day period preceding the date of the filing of this Schedule 13D, the Reporting Person has  not purchased any shares of the Issuer.

(d)           Certain Rights of Other Persons

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  The Reporting Person has the right to receive the dividends.  No one other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held by the Reporting Person and  referred to above in paragraph (a) of this Item 5.

(e)           Beneficial Ownership Percentage

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

There is a secured promissory note in regard to a loan made between the Reporting Person and Daniel Brooks whereby the Reporting Person has the rights to 16,250,000 common shares currently held by Daniel Brooks and pledged as collateral for a loan.   Pursuant to the terms of the loan agreement, the loan is due and payable on December 31, 2009, at which time the Reporting Person may elect to take ownership of the common shares in full and final settlement of the loan agreement.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2009
Date

/s/ Malcolm Albery
Signature

Malcolm Albery
Name/Title